UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Spring Bank Pharmaceuticals, Inc.

(Name of Issuer)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

849431101

(CUSIP Number)

May 5, 2016

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1745(3-06)

Page 1 of 13 pages

CUSIP No. 849431101

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Peter Lacaillade Jr.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 671,938
	6.	Shared Voting Power 15,762
	7.	Sole Dispositive Power 671,938
	8.	Shared Dispositive Power 15,762
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 687,700
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11.	Percent of Class Represented by Amount in Row (9) 8.9%
12.	Type of Reporting Person (See Instructions) IN

Page 2 of 13 pages

CUSIP No. 849431101

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). The E. Burke Ross, Jr. Descendants’ GST Insurance Trust
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 148,605
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11.	Percent of Class Represented by Amount in Row (9) 1.9%
12.	Type of Reporting Person (See Instructions) OO

Page 3 of 13 pages

CUSIP No. 849431101

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). The E. Burke Ross, Jr. Descendants’ GST Investment Trust 2014
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 523,333
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11.	Percent of Class Represented by Amount in Row (9) 6.8%
12.	Type of Reporting Person (See Instructions) OO

Page 4 of 13 pages

CUSIP No. 849431101

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Olivia Lutz Insurance Trust 2014
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 8,333
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 8,333
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,333
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11.	Percent of Class Represented by Amount in Row (9) 0.1%
12.	Type of Reporting Person (See Instructions) OO

Page 5 of 13 pages

CUSIP No. 849431101

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Olivia Lutz Trust 2014
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 7,429
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 7,429
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,429
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11.	Percent of Class Represented by Amount in Row (9) 0.1%
12.	Type of Reporting Person (See Instructions) OO

Page 6 of 13 pages

Item 1.

(a)	Name of Issuer

The	name of the issuer is Spring Bank Pharmaceuticals, Inc.

(b)	Address of Issuer’s Principal Executive Officer

The	issuer’s principal executive offices are located at 86 South Street, Hopkinton MA 01748

Item 2.

(a)	Name of Person Filing

•	Peter Lacaillade Jr.

•	The E. Burke Ross, Jr. Desendants’ GST Insurance Trust

•	The E. Burke Ross, Jr. Descendants’ GST Investment Trust 2014

•	Olivia Lutz Insurance Trust 2014

•	Olivia Lutz Trust 2014

(b)	Address of Principal Business Office or, if none, Residence

The principal business address for The E. Burke Ross, Jr. Descendants’ GST Insurance Trust and The E. Burke Ross, Jr. Descendants’ GST Investment Trust 2014 is C/O JDJ Family Office Services, PO BOX 962409, Boston, MA 02196.

The principal business address for the Olivia Lutz Insurance Trust 2014 and the Olivia Lutz Trust 2014 is C/O ADEC Private Equity Investments LLC, 172 S. Ocean Blvd., Palm Beach, FL 33480.

(c)	Citizenship

Peter Lacaillade Jr. is a United States citizen.

The E. Burke Ross, Jr. Descendants’ GST Insurance Trust and The E. Burke Ross, Jr. Descendants’ GST Investment Trust 2014 are Delaware trusts.

The Olivia Lutz Insurance Trust 2014 and the Olivia Lutz Trust 2014 are Delaware trusts.

(d)	Title of Class of Securities

Common Stock, $0.0001 per share (the “Common Stock”)

(e)	CUSIP Number

849431101

Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

(e)	☐ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐ A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

Page 7 of 13 pages

(j)	☐ Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4. Ownership.

The information required by Items 4(a) – (c) is set forth in Rows (5)–(11) on the cover page for each Reporting Person hereto and is incorporated herein by reference for each such Reporting Person. The Issuer’s Quarterly Report on Form 10-K for the quarter ended June 30, 2016, filed on August 1, 2016, indicates that as of July 29, 2016, the Issuer had 7,757,734 shares of common stock outstanding. The percentages set forth in Row (11) of the cover page for each Reporting Person is based on this number.

Item 5. Ownership of Five Percent or Less of a Class

Not applicable

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not applicable

Item 8. Identification and Classification of Members of the Group See Item 2 (a)-(c)

Not applicable

Item 9. Notice of Dissolution of Group

Not applicable

Item 10. Certification

Each of the Reporting Persons hereby makes the following Certification:

Page 8 of 13 pages

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

9/14/16
Date /s/ Peter Lacaillade Jr.
Signature

Peter Lacaillade Jr., Individually
Name/Title

Page 9 of 13 pages

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

THE E. BURKE ROSS, JR. DESCENDANTS’ GST INSURANCE TRUST

9/14/16
Date /s/ Peter Lacaillade Jr.
Signature

Peter Lacaillade Jr., as Trustee
Name/Title

Page 10 of 13 pages

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

THE E. BURKE ROSS, JR. DESCENDANTS’ GST INVESTMENT TRUST 2014

9/14/16
Date /s/ Peter Lacaillade Jr.
Signature

Peter Lacaillade Jr., as Trustee
Name/Title

Page 11 of 13 pages

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

OLIVIA LUTZ INSURANCE TRUST 2014

9/14/16
Date /s/ Peter Lacaillade Jr.
Signature

Peter Lacaillade Jr., as Trustee
Name/Title

Page 12 of 13 pages

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

OLIVIA LUTZ TRUST 2014

9/14/16
Date /s/ Peter Lacaillade Jr.
Signature

Peter Lacaillade Jr., as Trustee
Name/Title

Page 13 of 13 pages